

September 20, 2013

Via E-Mail
Mr. Paul W. Mobley
Chief Executive Officer and Chief Financial Officer
Noble Roman's, Inc.
One Virginia Avenue, Suite 300
Indianapolis, Indiana 46204

  Re: Noble Roman's, Inc.
    Form 10-K for the Year Ended December 31, 2012
    Filed March 15, 2013
    Form 10-Q for the Quarter Ended June 30, 2013
    Filed August 12, 2013
    File No. 000-11104

Dear Mr. Mobley:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated as in comment 8 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements

Balance Sheet, page 26

1. We note that as of December 31, 2012 there is $3.9 million on the balance sheet identified as "other assets including long-term portion of notes receivable– net." Please explain to us and revise the notes to the financial statements to explain the nature and terms of this amount. Of the amount recorded as of December 31, 2012, please tell us how much of the balance is related to the 2008 Heyser case in the original $3.6 million and why you believe such amounts are collectible as of December 31, 2012 given the

significant lapse of time since you received ruling in your favor in the Heyser case in 2010, and provide us with your basis for determining collectibility. As part of your response, please provide us with a reconciliation of activity relating to the $3.6 million notes receivable balance for each period presented in your financial statements, beginning with the balance at December 31, 2010. Also, tell us when you expect to receive payment for the remaining outstanding balance. We may have further comment upon review of your response

Statement of Cash Flows, page 29

2. We note that the financing activities section of the statement of cash flows includes payment of obligations from discontinued obligations in each of the years ended December 31, 2010, 2011 and 2012. Please tell us the nature of these amounts and explain to us why you believe they are appropriately classified as financing activities on the statements of cash flows.

3. Please revise your reconciliation of net income to net cash provided by operating activities on statements of cash flows to include adjustments for items included in net income that do not affect net cash provided from, or used for, operating activities pursuant to ASC 230-10-45-28(b). In this regard, we note from elsewhere in your filing that you recognized amortization of stock options of $107,882 and an adjustment to valuation allowance – Heyser Case of $500,000 during 2012 for which no adjustments were made to the statements of cash flows for such non-cash items. Please also be advised that such items should be presented on a gross rather than net basis within the statements of cash flows. Please advise and revise your filing accordingly.

Note 2. Accounts and Notes Receivable, page 33

4. We note your disclosure that the carrying value of your accounts receivable has been reduced to anticipated realizable value. Please tell us and revise the notes to the financial statements to disclose the amount of the allowance for doubtful accounts and any allowances on the notes receivable balance. Also, please tell us and revise to disclose your policy for charging off uncollectible trade accounts receivable. See guidance in ASC 310-10-50-4 and 5.

Note 9. Loss from Discontinued Operations, page 37

5. We note your disclosure that you had an additional loss of $710,000 in 2011 and $525,000 in 2012 relating to the operations that were discontinued in 2008 for an additional accrual of legal and other costs related to the Heyser lawsuit and the charge-off of some additional receivables originating in 2007 and 2008 relating to the operations that were discontinued. With regards to the losses related to discontinued operations recognized during 2011 and 2012, please tell us and revise the notes to your financial statements to explain the specific nature and timing of the events or circumstances that

resulted in your conclusion that additional accruals for loss would be required with regard to the Heyser lawsuit and explain how such accruals were calculated or determined. Please tell us the amount of the loss that relates to any legal expenses and the amount that relates to the write-off of old receivables. Also, with regard to the receivables for which losses were recognized in 2011 and 2012, please tell us the original payment terms that were associated with these receivables and explain why you did not write-off these amounts prior to 2011 and 2012. Additionally, please tell us how the charge for the receivables included in discontinued operations differs from the $500,000 charge to continuing operations recorded in the year ended December 31, 2012. We may have further comment upon receipt of your response.

Note 10. Contingencies, page 37

6. We note your disclosure in Note 10 that you are no longer a defendant in the Heyser case. We further note your disclosure that a hearing has been set for March 21, 2013 on the amount of attorney fees to be awarded.   Please tell us the results of this hearing in March 2013 and tell us if you intend to have any other expenses or expect any additional amounts to be recovered as of the date of your response.

Note 11. Adjustment to Valuation Allowance – Heyser Case, page 38

7. We note your disclosure that in 2012 you recognized a $500,000 expense as a result of increasing the reserve against collections related to the Heyser Case. Please explain to us the nature of this reserve and tell us why you believe the reserve was not necessary prior to the year ended December 31, 2012.

Report of Independent Registered Public Accounting Firm, page 40

8. We note that your independent auditor's report does not include the name or signature of the certified public accounting firm. Please file an amended Form 10-K with the appropriate name and signature of the certified public accounting firm that performed the audit of your financial statements for the years ended December 31, 2011 and 2012.

Form 10-Q for the quarter ended June 30, 2013

Balance Sheet

9. We note that assets held for resale have been carried on the balance sheet at approximately the same amount for several years. In light of the fact that your disclosure in Note 1 to the Form 10-K to the financial statements indicates that these assets are held on a temporary basis, please explain to us the nature of these assets at June 30, 2013 and December 31, 2012 and tell us management's plans for these assets at each period end. Also, please tell us why you believe it is appropriate not to depreciate these assets and

how your treatment complies with the guidance outlined in paragraphs 9-11 of ASC 360-10-45.

Statements of Cash Flow

10. We note that for the six months ended June 30, 2013, you had payments of obligations from discontinued operations that are presented in the financing activities section of the statement of cash flows. Please explain to us the nature of these amounts and why you believe they are appropriately classified as financing activities on the statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief